 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 3

Name of Issuer: GLADSTONE COMMERCIAL CORP
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 376536108

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 141,500 Not Applicable
6) Shared Voting Power: 342,000 See Exhibit A
7) Sole Dispositive Power: 141,500 Not Applicable
8) Shared Dispositive Power: 342,000 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
483,500 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.1 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

GLADSTONE COMMERCIAL CORP

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

GLADSTONE COMMERCIAL CORP 1616 Anderson Road McLean, Virginia 22102

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

376536108

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 483,500 See Exhibit A

(b) Percent of Class: 6.1

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    141,500  Not Applicable
to direct the vote

Shared power to vote or   342,000  See Exhibit A
to direct the vote

Sole power to dispose or  141,500 Not Applicable
to direct disposition

Shared power to dispose   342,000  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

See Exhibit A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Frank Adamo
Second Vice President

Date: 02/09/2007
As of: 12/31/2006

Exhibit A
--------------

ITEM 6. OWNERSHIP:

Prudential Financial, Inc. may be deemed the beneficial owner of securities beneficially owned by the Item 7 listed entities and may have direct or indirect voting and/or investment discretion over 483,500 shares which are held for it's own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.  Prudential Financial,
Inc.  is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the
Issuer.  The filing of this statement should not be construed as an admission that Prudential  Financial, Inc. is, for the purposes of
Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the direct or indirect parent of the following Registered Investment Advisers and Broker Dealers:

           The Prudential Insurance Company of America         IC,IA
           Prudential Investment Management, Inc.              IA
           Jennison Associates LLC                             IA
           Pramerica Asset Management, Inc.                IA
           Prudential Investments LLC                          IA
           Prudential Private Placement Investors, L.P.        IA,PN
           PRUCO Securities, LLC                               IA,BD
           Prudential Investment Management Services LLC       BD
           Prudential Equity Group, LLC.          BD
           American Skandia Investment Services, Inc.         IA
           American Skandia Marketing, Inc.          BD
   Quantitative Management Associates LLC         IA
           Prudential International Investments Advisers, LLC  IA
   Global Portfolio Strategies, Inc.          IA
   Pru Global Securities, LLC          BD
   Prudential Financial Derivatives, LLC         BD